EXHIBIT H.2
FORM OF PROPOSED NOTICE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 35-      /                     , 1999

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in
writing by         , 1999 to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below.
Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed, or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al.    (70-9343)

Northeast Utilities ("NU"), a registered holding company, located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, and NU's wholly-owned subsidiary, Northeast Utilities Service Company and a newly formed subsidiary of NU, NU Enterprises, Inc. ("NUEI"), both located at 107 Selden Street, Berlin, Connecticut 06037, have filed an amendment to their application/declaration pursuant to the Public Utility Holding Company Act of 1935, as amended, and the related rules thereunder.

By order of the Commission dated November 12, 1998 (HCA Rel. No.26939), the Commission authorized, among other things, (i) the formation and financing by NU of a nonutility subsidiary company (which is referred to therein as "Newco" but which is now known as NUEI and (ii) the acquisition by NUEI of the securities of GENCO (now known as Northeast Generation Company), Northeast Generation Services, Inc. (now known as Northeast Generation Service Company), HEC Inc., Mode 1 Communications, Inc. and Select Energy, Inc. (collectively the "Nonutility Subsidiaries"). The Commission also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, the Nonutility Subsidiaries and NU's other direct or indirect Rule 58 subsidiaries to be formed by NU, in an aggregate amount not to exceed $75 million through December 31, 1999. By Order dated May 19, 1999, the Commission authorized an increase in the Guarantee authority from $75 million to $250 million. The Applicants now propose to increase the aggregate amount of Guarantees which may be provided by NU or NUEI to the Nonutility Subsidiaries and other to be formed rule 58 subsidiaries to $500 million and to extend the date through which guarantees may be provided up to December 31, 2002. Guarantees may take the form of NU or NUEI agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by NU, NUEI, the nonutility subsidiaries and their affiliates.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz
Secretary